INVEST IN **COCO PAGO (YC S19)**

Send money back home in seconds via stablecoin just using your smartphone


Y Combinator

Highlights

Highlights

1. 💛 Trusted by 50k remitters from +100 countries; over 60k recipients in Venezuela
2. 📈 $17M in Revenue to date since launch
3. 💵 $7.3M Revenue in 2020 (1,100% annual growth from 2019)
4. 🤝 Customer lifetime value = $50 and customer acquisition cost = $10 Payback = 1 month
5. Digital cross-border remittances will grow from $295 billion in 2021 to $428 billion in 2025

Our Team



Kevin Charles

Previously co-founded the first bitcoin exchange in Venezuela. Full stack software engineer. Economist. Futurist.

> As migrants, we understand the impact remittances have in the lives of the people who rely on them to survive and the recipient countries in general. We founded Coco Pago to help unleash the economic potential of Latin America, by implementing sophisticated technological systems that create smart ways to administrate and distribute resources.



Victor Charles

Previously co-founded the first bitcoin exchange in Venezuela.



Francisco Martin

Founded a licensed cryptocurrency exchange in Europe.



Idekel Santana

Full stack software engineer. Mathematician.

Pitch



pago
Crypto-Venmo for Remittances



Sending money is inconvenient



70% of money sent to LatAm is picked up in cash
55% of LatAm population is unbanked or underbanked
1. Remitter sends money to family back home
2. Family picks up cash at far location
WESTERN UNION
MONEY TRANSFER
Source https://www.bbva.com/es
https://blog.2checkout.com



Send them Crypto-dollars to phone
Powered by
Celo Blockchain
1. Remitter sends $50 to mom's phone number
2. Mom receives funds to phone in seconds
¿Cuánto dinero deseas transferir?
$50
$50
Source: https://www.statista.com

How does it work?

70% of Latin Americans have a smartphone

Powered by
Celo Blockchain


1. **Install PagO app** (Android and IOS)


2. **Send and receive money in seconds with phone number** (No bank account required)


3. **Pay for goods and services**

Source: https://www.statista.com

Traction

In 2019 we launched a USD payment system that allows Venezuelan migrants to directly **pay** for groceries on behalf of their family back home.



Coco Payments
KPIs

$15M in GTV since launch in Jan 2019

187k transactions

$80 average transaction size

+100k customers



Expansion:

First we take over Venezuela

Then we expand in Latam (Mexico, Argentina)

Then other continents (Asia, MENA)

Region	Country	Remittances 2019
Latam	Venezuela	$4B
	Mexico	$30B
	Argentina	$2B
	Colombia	$6B
	Dominican Republic	$6B
Middle East & Africa	Lebanon	$8B
	Egypt	$25B
	Nigeria	$25B
Asia	China	$25B
	Philippines	$35B
	India	$80B

Forward-looking projections cannot be guaranteed.

Differentiator
from current alternatives




How do we make money?
On-ramp fee: 2%
5M
customers
by 2026
$20/Year
1 Year Customer LTV
$250 avg remittance sent
*4 times a year
*2% = $20
$100M
In Revenue
per year by 2026
Typical remittance fees in the US vary between $4.5 to $9 per transaction

Forward-looking projections cannot be guaranteed.


Built by migrants for migrants
Y Combinator
celo
SURBITCOIN
Got into Y Combinator in 2019
Raised $600k after Demo Day
Built team:
15x Engineers
2x PM
5x Design & Marketing
5x Ops & Administrative
5x Sales
5x Customer Support
Total Team Size: 40
Won 1st place at Celo Blockchain Camp in May 2021
Built non-custodial wallet
Founded the First Bitcoin Exchange in Venezuela in 2014
+30k active traders.
+$1M Monthly Trading Volume.
Cointelegraph:
Charles brothers launch first Bitcoin exchange in Venezuela
Reuters:
Venezuelans bypass currency controls with Surbitcoin

We're raising a $500k Seed round at an $8M Post Money valuation to:

Use of Proceeds	Monthly
Engineers x 4	$20,000
UI/UX x 2	$5,000
PM / System Designer	$5,000
Total	$30,000

17 Months Runway

Thank you !


pago
Send remittance Even from the space
Send remittance Even from Mars

Downloads

F4555459-C16F-48D8-9E90-780F8BE7EF92.jpeg